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05037151

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE -------------- **8-53148**

REPORT FOR THE PERIOD BEGINNING **01/01/04** AND ENDING **12/31/04**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gold Coast Securities, Inc.

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 5 2005
WASH. D.C.
213

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

275 E. Hillcrest Drive, Suite 225

(No. and Street)

PROCESSED
MAR 16 2005
THOMSON FINANCIAL

Thousand Oaks	**California**	**91360**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tae P. Ho **(805) 496-3660**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)

Hurley & Company

15650 Devonshire Street, Suite 100	**Granada Hills**	**California**	**91344**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

x Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions

Oath or Affirmation

I, TAE P. HO, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of GOLD COAST SECURITIES, INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

SUSAN S. ANDERSON
Comm. # 1336342
NOTARY PUBLIC - CALIFORNIA
Ventura County
My Comm. Expires Dec. 24, 2005

Signature

CHIEF EXECUTIVE OFFICER

Title

Subscribed and sworn
to before me this
24 day of Feb. 2005

Notary Public

GOLD COAST SECURITIES, INC.
FINANCIAL STATEMENT INDEX
December 31, 2004

HURLEY & COMPANY
Certified Public Accountants

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Board of Directors
Gold Coast Securities, Inc.:

We have audited the accompanying statements of financial condition of Gold Coast Securities, Inc. as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gold Coast Securities, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hurley & Company (signature)

Hurley & Company

Granada Hills, California
February 14, 2005

Suite 100
15650 Devonshire Street
Granada Hills, California 91344

Telephone (818) 895-1943
Facsimile (818) 891-8050
WWW.HURLEYCPA.COM

Member - Center for Public Company Audit Firms

GOLD COAST SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2004 and December 31, 2003

	2004	2003
ASSETS		
Cash and cash equivalents	$ 59,640	$ 61,735
Deposit with clearing organization	25,000	25,000
Receivable from broker-dealers and clearing organization	201,545	86,956
Deferred income taxes	30,000	-
Office furniture and equipment, at cost, less accumulated depreciation of $22,054 and $14,895 at December 31, 2004 and December 31, 2003, respectively	23,646	19,236
Other assets, net of allowance for doubtful accounts of $15,000 and $10,000 at December 31, 2004 and December 31, 2003, respectively	36,821	20,167
Total assets	$ 376,652	$ 213,094
LIABILITIES AND STOCKHOLDERS' EQUITY		
Payable to clearing organization	$ 114	$ 73
Accounts payable and accrued expenses	90,489	50,824
Due to stockholders	-	7,253
Income taxes payable	-	-
Deferred revenue, net	32,742	30,820
Notes payable - capital lease obligations	244	1,075
	123,589	90,045
Commitments and contingent liabilities	-	-
Liabilities subordinated to claims of general creditors	-	-
Stockholders' equity:		
Common stock, no par value, Series A voting shares, 200.00 shares authorized, 151.00 shares issued and outstanding at both December 31, 2004 and December 31, 2003, respectively	7,265	7,265
Common stock, no par value, Series B non-voting shares, 1,300.00 shares authorized, 587.34 and 592.34 shares issued and outstanding at December 31, 2004 and December 31, 2003, respectively	305,809	330,809
Additional paid-in capital	16,515	19,515
Accumulated deficit	(76,526)	(234,540)
Total stockholders' equity	253,063	123,049
Total liabilities and stockholders' equity	$ 376,652	$ 213,094

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2004 and December 31, 2003

	2004	2003
Revenues:		
Commissions	$ 1,032,496	$ 779,728
Investment advisory and management fees	655,788	583,021
Representative monthly fees	70,896	55,307
Reimbursement income	36,340	79,834
Miscellaneous income	8,375	15,693
Interest income	670	508
	1,804,565	1,514,091
Expenses:		
Commissions	680,512	445,136
Employee compensation and benefits	564,620	778,061
Investment advisory and management fee expense	167,464	105,460
Office expense	100,990	107,005
Occupancy	88,801	81,799
Penalties and fines	14,489	175
Legal and professinal fees	14,051	13,126
Communications and data processing	13,375	12,146
Postage and delivery	8,282	9,116
Clearing	7,649	24,339
Other	5,026	5,854
Bad debts	5,000	10,368
Travel and entertainment	3,871	3,213
Website maintenance and documentation	1,500	45,000
Interest expense	121	485
	1,675,751	1,641,283
Loss before income tax provision (benefit)	128,814	(127,192)
Income tax provision (benefit)	(29,200)	800
Net income (loss)	$ 158,014	$ (127,992)

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2004 and December 31, 2003

	Series A Common Stock Shares	Series A Common Stock Value	Series B Common Stock Shares	Series B Common Stock Value	Additional Paid-in Capital	Accumulated Deficit	Stockholders' Equity
Balance at January 1, 2003	151.00	$ 7,265	542.34	$ 80,809	$ 139,515	$ (106,548)	$ 121,041
Cash capital contributions from future stockholder - January 15, 2003 through April 11, 2003	-	-	-	-	85,000	-	85,000
Issue shares to new stockholder - for $205,000 cash and $45,000 services - August 24, 2003	-	-	50.00	250,000	(205,000)		45,000
Net loss	-	-	-	-	-	(127,992)	(127,992)
Balance at December 31, 2003	151.00	7,265	592.34	330,809	19,515	(234,540)	123,049
Repurchase shares from stockholder - November 1, 2004 through December 3, 2004	-	-	(5.00)	(25,000)	(3,000)	-	(28,000)
Net income	-	-	-	-	-	158,014	158,014
Balance at December 31, 2004	151.00	$ 7,265	587.34	$ 305,809	$ 16,515	$ (76,526)	$ 253,063

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
For the Years Ended December 31, 2004 and December 31, 2003

	2004	2003
Subordinated borrowings at beginning of year	$ -	$ -
Increases:	-	-
Decreases:	-	-
Subordinated borrowings at end of year	$ -	$ -

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2004 and December 31, 2003

	2004	2003
Cash flows from operating activities:		
Net income (loss)	$ 158,014	$ (127,992)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	7,159	7,621
Deferred income tax benefit	(30,000)	-
Common stock issued for services	-	45,000
Changes in:		
Receivable from broker-dealers and clearing organization	(114,589)	(28,728)
Other assets	(16,654)	(3,075)
Accounts payable and accrued expenses	39,706	12,714
Due to stockholders	(7,253)	(3,164)
Income taxes payable	-	(800)
Deferred revenue, net	1,922	8,187
Total adjustments	(119,709)	37,755
Net cash provided by (used in) operating activities	38,305	(90,237)
Cash flows from investment activities:		
Purchase of furniture and equipment	(11,569)	(3,597)
Net cash used in investing activities	(11,569)	(3,597)
Cash flows from financing activities:		
Payments on capital lease obligations	(831)	(2,586)
Repurchase of common stock	(28,000)	-
Sale of common stock	-	85,000
Net cash provided by (used in) financing activities	(28,831)	82,414
Net decrease in cash and cash equivalents	(2,095)	(11,420)
Cash and cash equivalents at beginning of year	61,735	73,155
Cash and cash equivalents at end of year	$ 59,640	$ 61,735
Supplemental cash flow disclosures:		
Income tax payments	$ 800	$ 1,600
Interest payments	$ 121	$ 485

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2004

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Delaware corporation, headquartered in California, and began operations in January 2001.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including both principal and agency transactions involving retailing corporate equity securities and mutual funds; selling corporate debt, municipal bonds, and U.S. government securities; selling tax shelters or limited partnerships in primary distribution; selling variable life or annuities; purchasing and writing put and call options; and providing investment advisory and management services.

2. Significant Accounting Policies

* Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and on deposit and highly liquid debt instruments with original maturities of three months or less. Substantially all cash is on deposit with one institution.

* Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

2. Significant Accounting Policies (Continued)

* Receivable From and Payable To Clearing Organization

The Company has an agreement to clear substantially all of its proprietary and customer transactions through another broker-dealer (Pershing Company) on a fully disclosed basis. Pershing Company is responsible for handling and monitoring all securities lending activities (collateralized financings) related to securities borrowed and securities loaned transactions.

* Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions clear.

* Investment Advisory Income

Investment advisory and management fees are received quarterly in advance, but are recognized as earned on a pro rata basis over the term of the contract. The unearned portion is recorded as deferred revenue, net of associated fees and expenses.

* Property and Equipment

Property and equipment are stated at cost. Depreciation has been provided using the straight-line method over the useful lives of the assets, which range from 3 to 7 years. Leasehold improvements are amortized on the straight-line basis over the shorter of their estimated useful lives or the remaining term of the lease.

* Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The deferred tax asset at December 31, 2003, due primarily to the tax benefit from a net operating loss carryforward, was fully reserved against, because of the uncertainty of future realization. As of December 31, 2004, the Company has recognized a current deferred tax asset of $30,000, corresponding to the estimated tax benefit attributable to approximately $110,000 each in federal and California net operating loss carryforwards that can be utilized to offset future taxable income of the corporation.

2. Significant Accounting Policies (Continued)

* Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures at the date of the statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

* Fair Value of Financial Instruments

The Company's financial instruments are either carried at fair value, or are considered to be stated at fair value, due to their short-term nature. The Company's capital lease obligations have interest charged at implied market rates.

* Reclassifications

Certain prior period amounts have been reclassified to conform to the current year's presentation.

3. Related Party Activities

The Company's three principal stockholders all receive salaries as compensation for their services as officers and employees.

These stockholders have also formed a partnership, which is the beneficiary of life insurance policies on their respective lives. The partnership has adopted a buy-sell agreement, which states that in the event of the death of any one of these three individuals, the insurance proceeds will be utilized (as a down or full payment thereon) to repurchase the stockholder's interest in the Company from the stockholder's heirs, at a price a defined in the agreement.

4. Capital Lease Obligations

In 2001 and 2002, the Company entered into five capital leases for computer equipment, four of which had been assumed from Gold Coast Advisory, LLC (a firm in which one of the Company's officers was a principal). The assets and related liabilities were valued at $9,570. Four of these capital leases have since matured, and the corresponding equipment has been bought-out. Aggregate principal payments on all these equipment leases through December 31, 2004 (including the buy-outs) amounted to $9,326, resulting in an outstanding loan balance at December 31, 2004 of $244. In February 2005, the final equipment lease expired, and the Company bought the equipment at its determined fair value of approximately $170.

Interest expense on the capital lease obligations amounted to $121 and $485 during the years ended December 31, 2004 and 2003, respectively. The remaining capital lease at December 31, 2004 currently requires monthly payments of approximately $51 (including implied annual interest of approximately 19%) and matures as follows:

Year ended December 31,:	2005	$ 244
	Thereafter	-
	Total	$ 244

The capital lease obligations are guaranteed by an officer of the Company.

5. Commitments and Contingencies

(a) On approximately August 1, 2001, the Company assumed an operating lease for 1,782 square feet of office space in Thousand Oaks, California from Gold Coast Advisory, LLC. The lease currently calls for non-cancelable minimum monthly rental payments of approximately $3,564, expiring September 30, 2005. There is one option to extend the lease for a period of three years. The lease also requires the Company to pay approximately 1.68% of any increase in the lessor's operating expenses (currently approximately $311 per month). The Company also subleases an additional 1,802 square feet of office space from CB Richard Ellis in Gold River, California, through June 11, 2005. Commencing January 15, 2003, non-cancelable minimum monthly lease payments are approximately $2,523, with one month (February 15 – March 14, 2004) having been abated. On October 22,

5. Commitments and Contingencies (Continued)

2004, the Company leased an additional 996 square feet of office space in La Mirada, California from La Mirada Centers through October 31, 2005. The base rent is currently set at $1,394 per month plus approximately $25 in operating expenses.

Rental expense for the years ended December 31, 2004 and 2003 amounted to $79,677 and $72,301, respectively. Future aggregate minimum required lease payments are as follows:

Year ended December 31,:	2005	$ 61,670
	Thereafter	-
	Total	$ 61,670

(b) In the normal course of business, the Company is subject to various litigation and arbitration matters. Management does not believe the eventual outcome of any current litigation in the aggregate will have a material adverse effect on the Company's financial statements.

6. Pension Plan

The Company had previously established a SIMPLE IRA Plan (the "Plan"), which was administered by OppenheimerFunds and covered substantially all employees who met certain age and service requirements. Under the Plan, employees could contribute (through salary deferral) up to $6,000 per year. The Company match portion was 3% of salary. The employees could choose to invest their Plan assets among a list of Oppenheimer domestic and global equity funds, corporate and government bond funds, and money market funds, with a minimum investment of $25 in any chosen fund. The Plan was terminated in August 2003, at which time the Company established a new 401(k) PROFIT SHARING PLAN with Fidelity Investments administered by the Senex Group. During the year ended December 31, 2003, employee contributions to the Plan amounted to $7,013, with the Company's match portion totaling $3,521.

The 401(k) profit sharing plan, as adopted, allows for employee contributions through salary reductions ranging from 0% to 15% of employee salary, capped at $13,000 in 2004

6. Pension Plan (Continued)

(plus catch-up provisions). This plan is non-discriminatory; all employees who are at least 21 years of age and have been employed by the Company for at least 6 months are eligible to participate. Plan contributions are self-directed and may be invested in one or more of a series of mutual funds managed by Fidelity Investments. The employer may make matching contributions at the discretion of the Board of Directors. For both 2004 and 2003, the Company's board chose to not make any matching contributions; all plan contributions during those years were employee-funded through salary reductions amounting to $24,050 and $23,817, respectively.

7. Due to Stockholders

At December 31, 2003, the Company owed its Senior Vice President (and stockholder) $7,253 as reimbursement for expenses paid by the officer on the Company's behalf. This obligation was paid in full on May 3, 2004.

8. Capital Contributions

During the period August 2002 through April 2003, the Company received $205,000 in cash capital contributions from an investor. The investor also contributed $45,000 in website maintenance and documentation services to the Company. In August 2003, the Company issued the investor 50 shares of its Series B common non-voting stock as consideration for the cumulative $250,000 in cash and services provided the Company, representing a 6.67% equity interest in the Company. In November and December 2004, the Company repurchased 5 of those shares for $28,000, and subsequent to year-end has repurchased another 5 shares for $28,000.

9. Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital (i.e., $50,000) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company's net capital measured $162,840 and its net capital ratio was 0.76 to 1. At December 31, 2003, the Company's net capital measured $84,721 and its net capital ratio was 1.06 to 1.

GOLD COAST SECURITIES, INC.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2004

Schedule I

GOLD COAST SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2004

Net capital		
Total stockholders' equity		$ 253,063
Deduct stockholders' equity not allowable for capital		-
Total stockholders' equity qualified for net capital		253,063
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits - deferred income taxes payable		-
Total capital and allowable subordinated borrowings		253,063
Deductions and/or charges:		
Nonallowable assets:		
Deferred income taxes	$ 30,000	
Office furniture and equipment, net of capital lease obligations	23,402	
Other assets - customer receivables	228	
Other assets - registered representative receivables, net	5,946	
Other assets - prepaid expenses and deposits	30,647	90,223
Net capital before haircuts on securities positions		162,840
Haircuts on securities positions		-
Net capital		**$ 162,840**
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable, accrued expenses, due to stockholders, income taxes payable, deferred revenue, net, and capital lease obligations		$ 123,589
Items not included in statement of financial condition		-
Total aggregate indebtedness (AI)		$ 123,589
Computation of basic net capital requirement		
Minimum net capital required		$ 50,000
Excess net capital over minimum net capital required		$ 112,840
Excess net capital at 1,500 percent (net capital - 6.67% of AI)		$ 154,597
Excess net capital at 1,000 percent (net capital - 10% of AI)		$ 150,481
Ratio: Aggregate indebtedness to net capital		0.76 to 1

Schedule I (Continued)

GOLD COAST SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2004

Reconciliation with Company's computation (included in Part II of Form X-17A-5) as of December 31, 2004

Net capital as reported in Company's Part II (unaudited) FOCUS report	$ 161,214
Audit adjustments to record decreased -	
accounts payable and accrued expenses, net	868
deferred revenue, net	758
Net capital per above	**$ 162,840**

Computation of alternative net capital requirement

Not applicable

Schedule II

GOLD COAST SECURITIES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2004

Gold Coast Securities, Inc. is exempt from the reserve requirement, as it operates pursuant to SEC Rule 15c3-3(k)(2)(ii)(the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm. Gold Coast Securities, Inc. does not hold customer funds or safekeep customer securities.

Schedule III

GOLD COAST SECURITIES, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2004

Not applicable

Schedule IV

GOLD COAST SECURITIES, INC.
Schedule of Segregation Requirements and Funds
In Segregation for Customers' Regulated
Commodity Futures and Options Accounts
As of December 31, 2004

Not applicable

HURLEY & COMPANY
Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Gold Coast Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Gold Coast Securities, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in

Suite 100
15650 Devonshire Street
Granada Hills, California 91344

Telephone (818) 895-1943
Facsimile (818) 891-8050
WWW.HURLEYCPA.COM

Member - Center for Public Company Audit Firms

accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hurley & Company

Hurley & Company

Granada Hills, California
February 14, 2005